HEI Exhibit 12.1 (page 1 of 2)

Hawaiian Electric Industries, Inc. and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

Three months ended March 31	2015 (1)	2015 (2)	2014 (1)	2014 (2)
(dollars in thousands)
Fixed charges
Total interest charges	$20,788	$22,048	$21,900	$23,125
Interest component of rentals	1,548	1,548	1,621	1,621
Pretax preferred stock dividend requirements of subsidiaries	765	765	736	736
Total fixed charges	$23,101	$24,361	$24,257	$25,482
Earnings
Pretax income from continuing operations	$51,845	$51,845	$71,508	$71,508
Fixed charges, as shown	23,101	24,361	24,257	25,482
Interest capitalized	(721)	(721)	(1,653)	(1,653)
Earnings available for fixed charges	$74,225	$75,485	$94,112	$95,337
Ratio of earnings to fixed charges	3.21	3.10	3.88	3.74

Years ended December 31	2014 (1)	2014 (2)	2013 (1)	2013 (2)	2012 (1)	2012 (2)
(dollars in thousands)
Fixed charges
Total interest charges	$83,458	$88,535	$85,315	$90,407	$83,020	$89,443
Interest component of rentals	6,366	6,366	6,345	6,345	6,493	6,493
Pretax preferred stock dividend requirements of subsidiaries	2,952	2,952	2,886	2,886	2,943	2,943
Total fixed charges	$92,776	$97,853	$94,546	$99,638	$92,456	$98,879
Earnings
Pretax income from continuing operations	$263,708	$263,708	$247,946	$247,946	$217,064	$217,064
Fixed charges, as shown	92,776	97,853	94,546	99,638	92,456	98,879
Interest capitalized	(3,954)	(3,954)	(7,097)	(7,097)	(4,355)	(4,355)
Earnings available for fixed charges	$352,530	$357,607	$335,395	$340,487	$305,165	$311,588
Ratio of earnings to fixed charges	3.80	3.65	3.55	3.42	3.30	3.15

See notes on page 2 of 2.

HEI Exhibit 12.1 (page 2 of 2)

Hawaiian Electric Industries, Inc. and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

(continued)

Years ended December 31	2011 (1)	2011 (2)	2010 (1)	2010 (2)
(dollars in thousands)
Fixed charges
Total interest charges (3)	$87,592	$96,575	$87,191	$101,887
Interest component of rentals	4,757	4,757	4,282	4,282
Pretax preferred stock dividend requirements of subsidiaries	2,944	2,944	3,016	3,016
Total fixed charges	$95,293	$104,276	$94,489	$109,185
Earnings
Pretax income from continuing operations	$215,686	$215,686	$182,207	$182,207
Fixed charges, as shown	95,293	104,276	94,489	109,185
Interest capitalized	(2,498)	(2,498)	(2,558)	(2,558)
Earnings available for fixed charges	$308,481	$317,464	$274,138	$288,834
Ratio of earnings to fixed charges	3.24	3.04	2.90	2.65

(1)	Excluding interest on ASB deposits.

(2)	Including interest on ASB deposits.

Prior period ratios reflect the retrospective application of Accounting Standards Update (ASU) No. 2014-01, “Investments-Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects,” which was adopted as of January 1, 2015 and did not have a material impact on the Company’s financial condition or results of operations. See “Investments in qualified affordable housing projects” in Note 11 of the Consolidated Financial Statements.

For purposes of calculating the ratio of earnings to fixed charges, “earnings” represent the sum of (i) pretax income from continuing operations (before adjustment for undistributed income or loss from equity investees) and (ii) fixed charges (as hereinafter defined, but excluding capitalized interest). “Fixed charges” are calculated both excluding and including interest on ASB’s deposits during the applicable periods and represent the sum of (i) interest, whether capitalized or expensed, (ii) amortization of debt expense and discount or premium related to any indebtedness, whether capitalized or expensed, (iii) the estimate of the interest within rental expense, and (iv) the non-intercompany preferred stock dividend requirements of HEI’s subsidiaries, increased to an amount representing the pretax earnings required to cover such dividend requirements.